Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

October 19, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 18, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Algoma Steel Group Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Shares, without par value

Warrants, each whole warrant exercisable for one Common Share at an exercise of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi